                                                                        CANADA
                                                                     EXPO 1997



                              ARAMARK CORPORATION

                            CANADIAN SUPPLEMENT TO
                                EXPO PROSPECTUS
                            Dated December 1, 1997


        This supplement addresses significant aspects of the ARAMARK Ownership Program and Expanded Stock Purchase Opportunities granted thereunder that apply to Canadian-resident employees of Versa Services Ltd.

                            ----------------------


        The following sections of the Prospectus are amended by this
Supplement:


                     Questions and Answers on pages 5 - 10
               Income Tax Considerations on pages 12-13 Exercise
             Forms and Instructions in EXPO Prospectus on Page B-1


                            ----------------------


        If you have any questions concerning the Program, you should call any of the individuals or the automated Shareholder Information Service listed on page 4 of the Prospectus.


                            ----------------------



          The date of this Prospectus Supplement is December 1, 1997

                  CANADIAN FEDERAL INCOME TAX CONSIDERATIONS


        The following discussion is not intended to be a complete statement of the Canadian federal income tax consequences of the granting and exercise of purchase opportunities pursuant to the Plans or the disposition of Class B shares acquired upon exercise of such purchase opportunities. Because of the complexities of the Canadian income tax law, offerees are urged to consult their own tax advisors.

        This summary applies to employees of Versa Services Ltd. who are resident in Canada, who hold the purchase opportunities and Class B shares as capital property and who deal at arm's length with Versa Services Ltd. and ARAMARK for the purposes of the Income Tax Act (Canada), as amended.

        With respect to the purchase opportunities, ARAMARK understands that, under current Canadian federal income tax laws: (i) no income will be recognized by the employee at the time of grant; (ii) upon exercise of a purchase opportunity, the employee must treat as a taxable benefit from employment, any excess of the fair market value on the date of exercise of the Class B shares received on the exercise of a purchase opportunity over the exercise price of the purchase opportunity; (iii) the employee may deduct one-quarter of the benefit in computing taxable income; and (iv) the adjusted cost base of the Class B shares acquired on the exercise of the purchase opportunity will be equal to the exercise price plus the amount of the taxable benefit realized. The adjusted cost base of the Class B shares will be computed in Canadian dollars, using the Canada-U.S. exchange rate prevailing on the date of exercise. The adjusted cost base of all Class B shares received on the exercise of a purchase opportunity will then be averaged with the adjusted cost base of other Class B shares owned by the employees; and (v) on a subsequent disposition of the Class B shares, the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Class B shares, plus any costs of disposition, will be treated as capital gain (or capital loss) of the employee.

        If Class B shares are first disposed of by the employee to raise the cash to exercise purchase opportunities, the same tax consequences as set out above will apply. In addition, the employee will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Class B shares exceed (or are exceeded by) the adjusted cost base of the disposed shares, plus any costs of disposition.

         ARAMARK understands that it is the administrative position of Revenue Canada, Customs, Excise & Taxation ("Revenue Canada") that a taxable benefit recognized upon the exercise of a purchase opportunity is not subject to tax withholding. The Company will report to Revenue Canada the amount of the taxable benefit generated by the exercise of a purchase opportunity, and the employee is required to report that amount in his/her income tax return.

                             QUESTIONS AND ANSWERS

        The following questions and answers have changed from those in the original Prospectus to reflect the application of Canadian federal income tax laws and Canadian securities laws:

15.     Q:      How do I make payment for the purchase price?

        A: You may be eligible to use a combination of any of the following means to pay for the aggregate purchase price upon exercise of your purchase opportunity:

                (1) by personal cheque or bank draft in U.S. dollars; or
                (2) the sale of Class B Shares.

18.     Q:      Will the Company report to Revenue Canada the taxable benefit
                (if any) that I realize upon the exercise of my purchase opportunity?

        A: Yes. Any taxable income will be reported on a T-4 form for the year in which the purchase occurs. The purchase occurs at the time your completed exercise form and your purchase price payment are received by the Company. For example, if your exercise form and purchase price payment for the appropriate installment are received by the Company in December 1997, the taxable income will be reported on a T-4 form for 1997; and if they are received in January 1998, the taxable benefit will be reported on a T-4 form for 1998. You may wish to consult with your tax advisor when considering the time, within an installment exercise period, to exercise a purchase opportunity.

19.             Not Applicable.

22.     Q.      What are the tax consequences if I sell Class B shares to
                raise cash to exercise my purchase opportunity?

        A. The sale of Class B shares is a taxable event. For a discussion of the tax treatment accorded sales of Class B shares, see "Canadian Federal Income Tax Considerations" in this Supplement. The tax consequences of selling Class B shares is not affected by whether or not you use the proceeds of such sale to exercise other purchase opportunities. Taxes due from the sale of shares must be paid in addition to the taxes due on the exercise of purchase opportunities. Again, you are urged to discuss your particular situation with your tax advisor.

25.     Q:      Can I have the shares registered jointly in my name and my spouse's name?

        A: To register Class B shares as joint tenants in your name and your spouse's name you must first transfer the Class B shares to such joint holding following exercise of the ISPO by you. Canadian securities laws generally do not permit a trade of Class B shares by Canadian-resident holders. However, the Company has obtained relief from each of the Ontario and Quebec Securities Commissions from restrictions on transfer that otherwise would apply. The relief granted by the Commissions permits Employees to transfer Class B shares to prescribed groups of persons, including their spouse (see Question 29). To register Class B shares in the names of you and your spouse as joint tenants, both you and your spouse must sign the exercise form. (Introduction to the Stockholders' Agreement.)

29.     Q:      May I transfer my shares of Common Stock for estate or tax planning purposes?

        A: Canadian securities laws generally do not permit trades of Class B shares by Canadian-resident holders. The Company has obtained certain relief from each of the Ontario and Quebec Securities Commissions from restrictions on transfer that otherwise would apply. The relief granted by the Ontario Securities Commission permits Ontario-resident employees and senior officers of Versa Services Ltd. and its subsidiaries (collectively called "Employees") to transfer Class B shares only to "Eligible Persons" provided it is done in compliance with the Stockholders' Agreement. Subsequent transfers of Class B shares are similarly restricted to other Eligible Persons. "Eligible Persons" are: (i) spouses of Employees,
                (ii) minor children of Employees, (iii) corporations controlled by Employees and/or their spouses where the Employee is an officer and director of the corporation and where all the shares of the corporation are owned at all times by any combination of the Employee, the spouse of the Employee and children of the Employee and/or the children of the Employee's spouse or the respective offspring of the children of the Employee, (iv) trusts where all the beneficiaries are any combination of the Employee, the spouse of the Employee, the children of the Employee and/or children of the Employee's spouse and the offspring of the children of the Employee, and where at least one of the trustees is the Employee, and (v) registered retirement savings plans of the Employee or Eligible Person and/or personal holding corporations of the Employee or Eligible Persons. The relief granted by the Quebec Securities Commission permits Quebec-resident holders of Class B shares to transfer Class B shares in accordance with the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, you may transfer your Class B shares for estate or tax planning purposes as gifts to your spouse, child, grandchild or parent or a trust for the benefit of any of them or to a qualifying charitable organization. Pursuant to the Stockholders' Agreement, you may also make other transfers to your family members, their trusts or other entities if the transfer is approved by the Company's Board of Directors. (Section 3.01)

35.     Q:      Will I be able to sell shares back to the Company?

        A: Yes. Primarily, you will be able to sell your Class B shares to the Company in the internal market. Secondly, the Company provides an Emergency Buyback Program to accommodate certain limited instances when unanticipated emergencies arise. The Company anticipates that the combination of the internal market and the emergency buyback program should provide adequate liquidity to all management investors on an orderly and equitable basis. The Company also provides an offer-to-sell procedure for the Class B shares that could be utilized. These three methods for realizing liquidity are described more fully in the Prospectus (see Questions 37, 38, and 39). Of course, the ability of the Company to repurchase any shares is subject to the Company's continued strong operating and financial performance. (Section 3.03)

                The purchase price will be payable in U.S. dollars. Since the shares are valued in U.S. dollars and are purchased and sold in U.S. dollars, the currency exchange risk is borne by the employee investing.

39.     Q:      Will I be able to sell my Class B shares in any other way?

        A: The anticipated normal procedure for selling Class B shares is through the internal market. However, you could also offer a portion of your Class B shares to the Company at the current Appraisal Price of the Common Stock. The Canadian securities laws generally do not allow any sale of shares other than sales back to the Company. However, as described under Question 35 above, the Company has obtained certain relief from Canadian securities laws that would permit, in the case of Ontario-resident Employees, a sale of Class B shares to Eligible Persons and, in the case of Quebec-resident holders of Class B shares, a sale of Class B shares to a third party, provided that: (i) those Class B shares were not purchased by the Company, (ii) the transfer to such Eligible Person, in the case of Ontario-residents, and to such third party, in the case of Quebec-residents, takes place within 90 days of the offer to the Company, (iii) such transfer takes place on the same terms offered to the Company, and (iv) such Eligible Person or third party transferee, as the case may be, agrees to abide by all the terms of the Stockholders' Agreement (see Question 31 and Section 4 of the Stockholders' Agreement).

                Upon termination for any reason, subject to the Company's right to Call your Class B shares (see Question 40), you could offer to sell your Class B shares as described above.

47.     Q:      How will the Canadian/U.S. dollar exchange rate affect my
                participation in the plan?

        A: The shares of ARAMARK stock are valued in U.S. dollars and you will need to pay for your stock in U.S. dollars.

                Any taxable benefit in the year of purchase will be calculated on the Canadian dollar equivalent of excess of the Appraisal Price at exercise over the grant price.

48.     Q:      Is there any Canadian/U.S. dollar exchange risk?

        A: Yes, there is an exchange risk representing the change in the Canadian dollar as compared to the U.S. dollar between the date of purchase of the stock and the sale of the stock. If the Canadian dollar weakens as compared to the U.S. dollar, you stand to gain. If the Canadian dollar strengthens as compared to the U.S. dollar, you may lose.